

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Jodi Ahlman
General Counsel & Secretary
F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, IA 50309

   Re: F&G Annuities & Life, Inc.
     Draft Registration Statement on Form S-1
     Submitted November 14, 2023
     CIK No. 0001934850

Dear Jodi Ahlman:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Dwight S. Yoo, Esq.